CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in this registration statement of Carson, Inc. on Form S-8 of our report, which includes and explanatory paragraph and which discusses the manner of presentation of the statement of net assets sold and statement of net sales, cost of sales and direct operating expenses of the Cutex brands of Chesebrough-Pond's USA Co., dated July 14, 1997, on our audits of the financial statements of the Cutex brands of Chesebrough-Pond's USA Co. as of December 31, 1996 and 1995, and for the years ended December 31, 1996 and 1995 which report is included on Form 8-K/A.

COOPERS & LYBRAND LLP

Stamford, Connecticut
October 9, 1997